KATALYST SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

KATALYST SECURITIES, LLC
(A Limited Liability Company)

DECEMBER 31, 2020

TABLE OF CONTENTS

Independent Auditors' Report

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Katalyst Securities LLC
655 Third Avenue, 18th Floor
New York, NY 10017

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Katalyst Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Katalyst Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Katalyst Securities LLC's management. Our responsibility is to express an opinion on Katalyst Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Katalyst Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Katalyst Securities LLC's auditor since 2015.

New York, NY
March 18, 2021

KATALYST SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	123,320
Fees receivable		18,974
Prepaid expenses		20,854
Other assets		120,558
Total assets	$	283,706
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	74,596
PPP loan		26,875
Total liabilities		101,471
Commitment and contingencies		
Member's equity		182,235
Total liabilities and member's equity	$	283,706

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Katalyst Securities, LLC, (the "Company") was organized as a Pennsylvania limited liability company on February 23, 2001, and was a wholly owned subsidiary of Katalyst LLC ("Katalyst"). The Company, located in New York, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. On October 26, 2010, FINRA approved the change in ownership of Katalyst Securities LLC. The former Katalyst LLC sold 100% ownership interest to Securities Operations Specialists Inc., a New York Corporation (the "Parent").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   ### Basis of accounting
   The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

   ### Cash and cash equivalents
   The Company considers as cash all short-term investments with an original maturity of three months or less to be equivalents.

   ### Revenue recognition
   In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

   ### Advisory fees
   The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition *(continued)*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive income
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2020, the Company did not have any component of Comprehensive Income to report.

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2020.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2017 are no longer subject to examination by tax authorities.

3. **COMMITMENTS AND CONTINGENCIES**

Office lease

The Company had entered into a short term occupancy agreement commencing October 1, 2019 through September 30, 2020. Occupancy expense for the year ended December 31, 2020 was $74,490. On January 4, 2021, the Company entered into a new occupancy agreement running through November 22, 2022. Minimum aggregate annual rentals for office space at December 31, 2021 are approximately as follows:

For the Years Ending December 31:	Amount
2021	$ 103,720
2022	97,929
	$ 201,649

In September 2020, the Company entered into a short-term occupancy agreement for space in Biscayne, Florida. The Company prepaid $86,000 for access through April 30, 2021.

PPP loan

The Company received loan proceeds in the amount of $26,875 under the Paycheck Protection Program ("PPP") in May 2020 from Wells Fargo. The PPP, established as part of the Coronavirus Aid, Relief & Economic Security Act ("CARES Act") provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

3. **COMMITMENTS AND CONTINGENCIES** *(continued)*

PPP loan *(continued)*
The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. As of December 31, 2020, although the Company has used the proceeds for the purposes consistent with the PPP, this loan has not been forgiven, but it is believed that will be the case in 2021.

4. **POSSESSION OR CONTROL REQUIREMENTS**

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds or securities to the "Special Account for the benefit of customers." As of October 22, 2020, the Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital as defined, of $61,419, which exceeded the required minimum net capital of $5,000 by $56,419. Aggregate indebtedness at December 31, 2020 totaled $61,901. The Company's percentage of aggregate indebtedness to net capital was 100.78 %.

5. **RISKS AND UNCERTAINTIES**

During the year ended December 31, 2020, an outbreak of, COVID-19, the Coronavirus Disease, has caused economic uncertainty from the impact of this pandemic outbreak and its consequences have had negative implications for both the global and US economies. COVID-19 has impacted supply chains and markets and has spread throughout the United States, causing disruption through mandated and voluntary business closings in various industries. A recession or severe market reaction to any of the foregoing could have a material effect on our business operations and financial condition. The long-term effect, if any, is not currently determinable as of the date of these financial statements.

6. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2020, through the date of the report and determined that there are no material events that would require disclosures in the Company's financial statements.